Broken Anchor Winery LLC

Profit and Loss
January - July, 2022

	TOTAL
Income	**$255,983.34**
Cost of Goods Sold	
Other COGS Exp	36,936.23
Purchased Products	31,977.59
Subcontrators	30,461.21
Total Cost of Goods Sold	**$99,375.03**
GROSS PROFIT	**$156,608.31**
Expenses	
Advertising and Promotion	10,782.50
Bank Service Charges	32.75
Computer and Internet Expenses	15.89
Contributions	41.00
Depreciation Expense	4,464.25
Dues and Subscriptions	438.42
Insurance Expense	2,151.00
Interest Expense	95.38
licensing	3,179.22
Meals and Entertainment	718.68
Office Exp	7,099.40
Payroll Expenses	79,856.47
Professional Fees	3,746.92
Rent Or Lease	53,631.59
Repairs and Maintenance	899.72
Sanitation - Grease	1,050.00
Security	161.94
Service Fee	2.96
Shipping & Postage	476.85
Taxes	2,390.21
Telephone Expense	379.64
Uniforms	132.96
Utilities	10,341.01
Total Expenses	**$182,088.76**
NET OPERATING INCOME	**$ -25,480.45**
Other Income	
Dividen Income	10.18
Tip Income	36,332.15
Total Other Income	**$36,342.33**
Other Expenses	
Ask My Accountant	200.00
Total Other Expenses	**$200.00**
NET OTHER INCOME	**$36,142.33**
NET INCOME	**$10,661.88**

Broken Anchor Winery LLC

Balance Sheet

As of July 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	**$11,908.15**
Accounts Receivable	
Accounts Recievable	-5,938.45
Total Accounts Receivable	**$ -5,938.45**
Other Current Assets	
Deposits	7,760.08
Inventory	22,600.00
Pre Paid Expenses	0.00
Total Other Current Assets	**$30,360.08**
Total Current Assets	**$36,329.78**
Fixed Assets	
Accumulated Depreciation	-20,251.25
Building Sign - 12/16/19	3,287.95
Computers & Equip - 12/19	1,318.57
Equipment Purchased - 5/17/21	8,237.17
Furniture and Equip - 10/31/19	1,427.39
Furniture and Equip - 6/15/20	433.97
Intangible Assets	16,808.12
Kitchen Supplies - 1/8/20	5,789.24
Leasehold Improvmet - 1/19/20	41,051.57
Leasehold Improvmet - 12/31/19	21,267.93
POS System - 9/9/19	4,827.64
Software - 2/18/20	900.22
Start Up Cost - 11/1/19	44,079.96
Winemakers Bottler - 11/6/19	4,892.30
Total Fixed Assets	**$134,070.78**
TOTAL ASSETS	**$170,400.56**

Broken Anchor Winery LLC

Balance Sheet

As of July 31, 2022

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
American Express	0.00
Discover Card	-2,215.04
Total Credit Cards	**$ -2,215.04**
Other Current Liabilities	
Georgia Tax Center Payable	2,273.88
Loans Payable	121,535.77
Payroll Liabilities	0.00
Shareholder Loans	107,685.39
Total Other Current Liabilities	**$231,495.04**
Total Current Liabilities	**$229,280.00**
Total Liabilities	**$229,280.00**
Equity	
Member Draws	1,287.55
Retained Earnings	-70,828.87
Net Income	10,661.88
Total Equity	**$ -58,879.44**
TOTAL LIABILITIES AND EQUITY	**$170,400.56**

Broken Anchor Winery LLC

Statement of Cash Flows

January - July, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	10,661.88
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Recievable	5,938.45
Accounts Payable	-123.99
American Express	-13.28
Discover Card	-2,891.34
Georgia Tax Center Payable	7,063.61
Georgia Tax Center Payable:Sales Tax Payable	-6,215.47
Loans Payable:Stearns Bank	-11,709.26
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-7,951.28**
Net cash provided by operating activities	**$2,710.60**
INVESTING ACTIVITIES	
Accumulated Depreciation	4,464.25
Leasehold Improvmet - 12/31/19	38.24
Net cash provided by investing activities	**$4,502.49**
FINANCING ACTIVITIES	
Member Draws	-7,368.80
Net cash provided by financing activities	**$ -7,368.80**
NET CASH INCREASE FOR PERIOD	**$ -155.71**
Cash at beginning of period	12,063.86
CASH AT END OF PERIOD	**$11,908.15**